Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Philippines Stock Exchange, Securities and Exchange Commission and Philippine Dealing & Exchange Corporation regarding a press release entitled “PLDT Group achieves 75% closing of landmark sale and leaseback tower deals”.

October 3, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Forms 16-1 and 4-31 in relation to a press release entitled “PLDT Group achieves 75% closing of landmark sale and leaseback towers deal”. We have attached a copy of the press release to the aforementioned forms.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

PLDT Inc.

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,470 As of August 31, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

                                  SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	October 3, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

                                   PLDT Inc.

TEL

PSE Disclosure Form 16-1- Update on Corporate Actions/
Material Transactions/Agreements

References: SRC Rule 17 (SEC Form 17-C) and
Section 16 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT Group achieves 75% closing of landmark sale and leaseback towers deal
Background/Description of the Disclosure

On October 3, 2022, PLDT Inc., the country’s largest integrated telco, announced another transaction milestone in connection with its pioneering sale of 5,907 telecom towers and related passive telecom infrastructure for PHP 77 billion announced on April 19, 2022.

As of October 3, 2022, ownership of a total of 4,435 towers or 75% of the 5,907 towers covered by the sale and leaseback transaction had been transferred to the tower companies and a total cash consideration of        PHP 57.7 billion received by the Group.

PLDT pioneered the sale and leaseback of towers in the Philippines.  This is in support of the key policy of the Department of Information and Communications Technology under the Department’s Circular No. 008 promoting the colocation and sharing of common towers aimed at connecting more Filipinos through a more cost-efficient ICT infrastructure.

Proceeds from the sale of the towers would be used to pay down debt, and support operating and capital expenditures.  The transaction is timely as it allows PLDT to avoid additional debt against a backdrop of a rising interest rate environment.

In addition, a portion of the towers sale proceeds amounting to PHP 9 billion was earmarked as special dividends, of which PHP 6 billion equivalent to PHP 28 per share was paid out to shareholders on September 5, 2022.

PLDT expects additional closings before the end of the year, with final closing anticipated to be completed by Q1 2023.

Sale of telecom towers in addition to the 5,907 towers sold, or committed to be sold, is currently under evaluation.

Other Relevant Information
Please refer to the attached Press Release.

PLDT Inc.

TEL

PSE Disclosure Form 4-31 Press Release References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Press Release entitled “PLDT Group achieves 75% closing of landmark sale and leaseback towers deal”
Background/Description of the Disclosure

On October 3, 2022, PLDT Inc., the country’s largest integrated telco, announced another transaction milestone in connection with its pioneering sale of 5,907 telecom towers and related passive telecom infrastructure for PHP 77 billion announced on April 19, 2022.

As of October 3, 2022, ownership of a total of 4,435 towers or 75% of the 5,907 towers covered by the sale and leaseback transaction had been transferred to the tower companies and a total cash consideration of        PHP 57.7 billion received by the Group.

PLDT pioneered the sale and leaseback of towers in the Philippines. This is in support of the key policy of the Department of Information and Communications Technology under the Department’s Circular No. 008 promoting the colocation and sharing of common towers aimed at connecting more Filipinos through a more cost-efficient ICT infrastructure.

Proceeds from the sale of the towers would be used to pay down debt, and support operating and capital expenditures.  The transaction is timely as it allows PLDT to avoid additional debt against a backdrop of a rising interest rate environment.

In addition, a portion of the towers sale proceeds amounting to PHP 9 billion was earmarked as special dividends, of which PHP 6 billion equivalent to PHP 28 per share was paid out to shareholders on September 5, 2022.

PLDT expects additional closings before the end of the year, with final closing anticipated to be completed by Q1 2023.

Sale of telecom towers in addition to the 5,907 towers sold, or committed to be sold, is currently under evaluation.

Other Relevant Information
Please refer to the attached Press Release

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,470 As of August 31, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	October 3, 2022

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

   Address of principal officePostal Code

8.(632) 82500254

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.  Item 9 (Other events)

Attached hereto is a Press Release entitled “PLDT Group achieves 75% closing of landmark sale and leaseback towers deal”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/ Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

October 3, 2022

PLDT Press Release

PLDT Group achieves 75% closing

of landmark sale and leaseback towers deal

MANILA, 3rd October, 2022 – PLDT, Inc. (“PLDT”) (PSE: TEL) (NYSE:

PHI), the country’s largest integrated telco, announced another transaction milestone in connection with its pioneering sale of 5,907 telecom towers and related passive telecom infrastructure for PHP 77 billion announced on 19th April 2022.

As of 3rd October 2022, ownership of a total of 4,435 towers or 75% of the 5,907 towers covered by the sale and leaseback transaction had been transferred to the tower companies and a total cash consideration of PHP 57.7 billion received by the Group.

PLDT pioneered the sale and leaseback of towers in the Philippines. This is in support of the key policy of the Department of Information and Communications Technology under the Department’s Circular No. 008 promoting the colocation and sharing of common towers aimed at connecting more Filipinos through a more cost-efficient ICT infrastructure.

Proceeds from the sale of the towers would be used to pay down debt, and support operating and capital expenditures. The transaction is timely as it allows PLDT to avoid additional debt against a backdrop of a rising interest rate environment.

In addition, a portion of the towers sale proceeds amounting to PHP 9 billion was earmarked as special dividends, of which PHP 6 billion equivalent to PHP 28 per share was paid out to shareholders on 5th September 2022.

PLDT expects additional closings before the end of the year, with final closing anticipated to be completed by Q1 2023.

Sale of telecom towers in addition to the 5,907 towers sold, or committed to be sold, is currently under evaluation.

xx

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest fully integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

For more information, visit: www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  October 3, 2022